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                                                                  Exhibit (a)(6)


            [LETTERHEAD OF HOST MARRIOTT CORPORATION APPEARS HERE]

HOST MARRIOTT EXTENDS TENDER
FOR PARTNERSHIP UNITS

BETHESDA, MD, December 23, 1996 -- Host Marriott Corporation (NYSE: HMT) today announced that it has extended the offering period to January 10, 1997 for its offer to purchase 45 percent of the limited partnership units of the Marriott Hotel Properties Limited Partnership (MHP). The offering price has remained unchanged at $80,000 per unit, or $36,000,000.

MHP owns the 1,503-room Marriott Orlando World Center hotel and a 50.5 percent partnership interest in the 624-room Marriott Harbor Beach Resort, located in Ft. Lauderdale.

The company previously announced that the tender offer is subject to a number of conditions, including the tender of a minimum of 45 percent of the total units outstanding. As of Friday, December 20, 1996, 392 units, or 39% of the total units outstanding, have been tendered. The offer will expire at 6:00 p.m., New York City time on Friday, January 10, 1997, unless extended.

Host Marriott is a lodging real estate company which currently owns, or holds controlling interests in, 79 upscale and luxury full-service hotel properties operated primarily under the Marriott and Ritz-Carlton brand names. The company also serves as general partner and holds minority interests in various unconsolidated partnerships that own 253 lodging properties, 33 of which are full-service hotels.


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